CAPITALIZATION

The following table sets forth the consolidated cash and cash equivalents and capitalization of Change Healthcare Inc. and Change Healthcare LLC as of March 31, 2019:

- on a historical basis; and

- on an as adjusted basis giving effect to:

    - the sale by Change Healthcare Inc. of 42,857,142 shares of common stock in this offering at an assumed public offering price of $17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, and the concurrent issuance of 5,000,000 Units, in each case after deducting underwriting discounts, commissions and estimated offering expenses; and

    - the application of the net proceeds from this offering and the concurrent offering of the Units as described under "Use of Proceeds" as if this offering and the concurrent offering of the Units and the application of the net proceeds of this offering and the concurrent offering of the Units had occurred on March 31, 2019.

The information below is illustrative only and our capitalization following the Offering Transactions will be adjusted based on the actual initial public offering price and other terms of the Offering Transactions determined at pricing. Cash and cash equivalents are not components of our total capitalization. You should read these tables together with the other information contained in this prospectus, including "Organizational Structure," "Use of Proceeds," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical financial statements and related notes thereto included elsewhere in this prospectus. Because the closing of this offering is not contingent upon the completion of the concurrent offering of the Units, you should not assume that the concurrent offering of the Units, including its component parts of the purchase contracts and the amortizing notes, as reflected in the applicable column below, will take place.

Capitalization of Change Healthcare Inc.

| | As of March 31, 2019 | |
	Actual	As Adjusted(1)
	(In thousands)	
Cash and cash equivalents	$ 3,409	$ 3,409
Amortizing notes that are components of the Units(2)	$ —	$ 41,000
Common Stock (par value, $0.001), 2,000,000 shares authorized and 597,113 shares issued and outstanding, actual; and 9,000,000,000 shares authorized and 118,331,796 shares issued and outstanding, as adjusted(1)(3)	$ 1	$ 118
Class X common stock (par value, $0.001), 1 share authorized and zero shares issued and outstanding, actual and as adjusted	—	—
Additional paid-in capital – purchase contracts(3)(4)	—	200,250
Additional paid-in capital – other(1)	1,153,583	1,862,215
Additional paid-in capital	1,153,583	2,062,465
Accumulated other comprehensive income (loss)	(3,256)	(3,256)
Retained earnings (deficit)	(17,841)	(17,841)
Total stockholders' equity	1,132,487	2,041,487
Total capitalization	$1,132,487	$2,082,487

Capitalization of Change Healthcare LLC

| | As of March 31, 2019 | |
	Actual	As Adjusted(1)
	(In thousands)	
Cash and cash equivalents(5)	$ 47,718	$ 41,157
Term Loan Facility	4,804,905	3,854,905
Senior Notes	979,905	979,905
Amortizing debt payable to Change Healthcare Inc.(6)	—	41,000
Other	5,129	5,129
Total debt	5,789,939	4,880,939
Members' deficit(7)	(904,786)	(16,106)
Total capitalization	$4,885,153	$4,864,833

---

(1) To the extent we change the number of shares of common stock sold by us in this offering from the shares we expect to sell or we change the initial public offering price from the $17.50 per share assumed initial

public offering price, representing the midpoint of the price range set forth on the cover page of this prospectus, or any combination of these events occurs, the net proceeds to us from this offering and each of total stockholders' equity and total capitalization of Change Healthcare Inc. and total members' equity and total capitalization of Change Healthcare LLC may increase or decrease. A $1.00 increase (decrease) in the assumed initial public offering price per share, assuming no change in the number of shares to be sold in this offering, would (i) increase (decrease) the net proceeds that we receive in this offering and each of total stockholders' equity and total capitalization of Change Healthcare Inc. by approximately $40 million and (ii) increase (decrease) each of total members' equity (deficit) and total capitalization of Change Healthcare LLC by approximately $40 million. An increase (decrease) of 1,000,000 shares in the expected number of shares to be sold in this offering, assuming no change in the assumed initial offering price per share, would (i) increase (decrease) our net proceeds from this offering and total stockholders' equity and total capitalization of Change Healthcare Inc. by approximately $17 million and (ii) would increase (decrease) each of total members' equity (deficit) and total capitalization of Change Healthcare LLC by approximately $17 million. If the underwriters exercise in full their option to purchase additional shares of common stock, (i) the as adjusted amount of each of total stockholders' equity and total capitalization of Change Healthcare Inc. would increase by approximately $106 million, after deducting underwriting discounts and commissions, and Change Healthcare Inc. would have 124,760,367 shares of common stock issued and outstanding, as adjusted and (ii) the as adjusted amount of each of cash and cash equivalents, total members' equity and total capitalization of Change Healthcare LLC would increase by approximately $106 million.

(2) Each Unit will include an amortizing note, as described in "Tangible Equity Units Offering." The exact amount of the principal amount of these amortizing notes will not be determined until the pricing of the concurrent offering of the Units. The amortizing note component of the Units represents the present value of the installment payments due under the amortizing note, calculated with the assumption that the total principal and interest components of the installment payment will equal 6% of the $50.00 stated amount of the Units per annum. A 25-basis point increase in the assumed yield of 6% per annum would be expected to result in a $1.7 million increase to the amortizing note component and a corresponding decrease to the purchase contract component.

(3) Each Unit will include a purchase contract, as described in "Tangible Equity Units Offering." Share numbers and amounts do not reflect shares of our common stock issuable upon settlement of the purchase contracts.

(4) We will account for the purchase contracts that are components of the Units as equity and will record the $200 million initial fair value of these purchase contracts, net of the related underwriting discounts and commissions allocated to the purchase contracts, as additional paid-in capital. The exact amount of the initial fair value of these purchase contracts will not be determined until the pricing of the concurrent offering of the Units and our determination of the final offering expenses related thereto. The value assigned to the purchase contract component represents the difference in the stated value of the Units and the amount assigned to the amortizing note component.

(5) As adjusted amount reflects a decrease in cash and cash equivalents attributable to the portion of our total estimated offering expenses of approximately $10 million that had not yet been paid as of March 31, 2019.

(6) Change Healthcare Inc. intends to invest an amount equal to the net proceeds from the sale of the Units (including from any exercise by the underwriters of their option to purchase additional Units) in the Joint Venture. The Joint Venture, in turn, will enter into the Mirror Arrangements with Change Healthcare Inc. on economic terms designed to materially mirror those of the Units. We will account for this as an investment in a purchase contract and an investment in an amortizing note. See "Unaudited Pro Forma Condensed Financial Information."

(7) Members' Deficit, as adjusted, represents the historical members' deficit of the Joint Venture at March 31, 2019 as adjusted for the application by Change Healthcare Inc. of the net proceeds of the common stock offering and the offering of Units, transaction expenses and other non-recurring charges that are directly related to the common stock offering and the offering of Units, as described further in notes 2(a), (d), (e) and (f) in "Unaudited Pro Forma Condensed Financial Information—Notes to Unaudited Pro Forma Financial Statements."

DILUTION

If you invest in shares of our common stock in this offering, your investment will be immediately diluted to the extent of the difference between the initial public offering price per share of common stock and the pro forma net tangible book value per share of common stock after the Offering Transactions. Dilution results from the fact that the per share offering price of the shares of common stock is substantially in excess of the pro forma net tangible book value per share attributable to the common stock held by our pre-IPO owners.

Our net tangible book value as of March 31, 2019 was approximately $1,132.5 million, or $4.50 per share of common stock. Net tangible book value represents the amount of total tangible assets less total liabilities, and net tangible book value per share of common stock represents net tangible book value divided by the number of shares of common stock outstanding, after giving effect to the 126.4-for-1 forward stock split to be effected prior to the consummation of this offering and assuming that McKesson exchanged its LLC Units for newly issued shares of common stock on a one-for-one basis.

After giving effect to (i) the sale by us of the shares of common stock in this offering at an initial public offering price of $17.50 per share (the midpoint of the estimated offering price range shown on the cover page of this prospectus) and the concurrent issuance of 5,000,000 Tangible Equity Units, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us, and (ii) the application of the net proceeds from both offerings as set forth under "Use of Proceeds," our pro forma net tangible book value as of March 31, 2019 would have been $2,041.5 million, or $6.94 per share of common stock. This represents an immediate increase in net tangible book value of $2.43 per share of common stock to our pre-IPO owners and an immediate dilution in net tangible book value of $10.56 per share of common stock to investors in this offering.

The following table illustrates this dilution on a per share of common stock basis assuming the underwriters do not exercise their option to purchase additional shares of common stock in this offering:

Assumed initial public offering price per share of common stock		$17.50
Pro forma net tangible book value per share of common stock as of March 31, 2019	$4.50	
Increase in pro forma net tangible book value per share of common stock attributable to investors in this offering	$2.43	
Pro forma net tangible book value per share of common stock after this offering . . .		$ 6.94
Dilution in pro forma net tangible book value per share of common stock to investors in this offering		$10.56

Because McKesson does not own any common stock or other economic interests in Change Healthcare Inc., we have presented dilution in pro forma net tangible book value per share of common stock to investors in this offering assuming that McKesson exchanged its LLC Units for newly issued shares of common stock on a one-for-one basis in order to more meaningfully present the dilutive impact on the investors in this offering.

A $1.00 increase in the assumed initial public offering price of $17.50 per share of our common stock would increase our pro forma net tangible book value after giving effect to this offering by $41.1 million, or by $0.14 per share of our common stock, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share would result in equal changes in the opposite direction.

The closing of this offering of common stock is not conditioned upon the closing of the concurrent offering of the Units, but the closing of the concurrent offering of the Units is conditioned upon the closing of this offering. On a basis which only gives effect to this offering of common stock and the application of the net proceeds therefrom as set forth under "Use of Proceeds," the dilution in pro forma net tangible book value per share of common stock to investors in this offering would have been $11.24.

The following table summarizes, on the same pro forma basis as of March 31, 2019, the total number of shares of common stock purchased from us, the total cash consideration paid to us, and the average price per share of common stock paid by our pre-IPO owners and by new investors purchasing shares of common stock in this offering, assuming that McKesson exchanged its LLC Units for newly issued shares of our common stock on a one-for-one basis.

	Shares of common stock Purchased		Total Consideration		Average Price Per Share of common stock
	Number	Percent	Amount	Percent	
			(In thousands)		
Pre-IPO owners	251,469,846	85%	$3,972,191	84%	$ 15.80
Investors in this offering	42,857,142	15%	$ 750,000	16%	$ 17.50
Total	294,326,988	100%	$4,722,191	100%	

Each $1.00 increase in the assumed offering price of $17.50 per share of our common stock would increase total consideration paid by investors in this offering by $40 million, assuming the number of shares offered by us remains the same as set forth on the cover page of this prospectus and after deducting estimated underwriting discounts and commissions. A $1.00 decrease in the assumed initial public offering price per share of our common stock would result in equal changes in the opposite direction.

If the underwriters' option to purchase additional shares of common stock in this offering is exercised in full, the number of shares held by new investors will be increased to 49,285,713, or approximately 16% of the total number of shares of common stock, assuming that McKesson exchanged its LLC Units for newly issued shares of our common stock on a one-for-one basis.

The dilution information above is for illustrative purposes only. Our net tangible book value following the consummation of this offering is subject to adjustment based on the actual initial public offering price of our shares of common stock and other terms of this offering determined at pricing. The shares of common stock issuable upon settlement of the purchase contracts that are a component of the Units offered in the concurrent offering will not be outstanding at the time the concurrent offering is consummated and accordingly they are not reflected in the dilution disclosure above.

UNAUDITED PRO FORMA CONDENSED FINANCIAL INFORMATION

The unaudited pro forma condensed balance sheet of Change Healthcare Inc. at March 31, 2019 gives effect to the following transactions as if they had occurred on March 31, 2019:

- The issuance and sale by Change Healthcare Inc. of the shares of common stock in the common stock offering at an initial public offering price of $17.50 per share (the midpoint of the estimated offering price range shown on the cover page of the prospectus relating to the common stock offering) and the application of the net proceeds of the common stock offering by Change Healthcare Inc. to purchase an equivalent number of newly issued LLC Units from the Joint Venture;

- The concurrent issuance and sale by Change Healthcare Inc. of 5,000,000 Tangible Equity Units and the application of the net proceeds of the concurrent offering to purchase interests in the Joint Venture with economic terms that materially mirror those of the Tangible Equity Units; and

- A 126.4-for-1 forward stock split to be effected prior to the consummation of the common stock offering.

The unaudited pro forma condensed statement of operations of Change Healthcare Inc. for the year ended March 31, 2019 gives effect to the following:

- As the proceeds of the issuance of common stock will be used by Change Healthcare Inc. to acquire additional LLC Units in the Joint Venture, Change Healthcare Inc.'s percentage ownership in the Joint Venture will increase. The effect of this increased ownership (and its effect on amortizable basis differences in the Joint Venture) is reflected as if it occurred on April 1, 2018;

- Interest expense associated with the amortizing note portion of the Tangible Equity Units as if they had been issued on April 1, 2018; and

- Interest income associated with the amortizing note portion of the mirror interests in the Joint Venture acquired by Change Healthcare Inc. with the proceeds of the offering of Tangible Equity Units as if they had been purchased from the Joint Venture on April 1, 2018.

The unaudited pro forma condensed balance sheet of Change Healthcare LLC at March 31, 2019 gives effect to the following transactions as if they had occurred on March 31, 2019:

- The issuance by the Joint Venture of newly issued LLC Units to Change Healthcare Inc. in exchange for the contribution by Change Healthcare Inc. of the net proceeds of the common stock offering;

- The issuance by the Joint Venture to Change Healthcare Inc. of interests in the Joint Venture with economic terms that materially mirror those of the Tangible Equity Units in exchange for the contribution by Change Healthcare Inc. of the net proceeds of the offering of Tangible Equity Units; and

- The application by the Joint Venture of the proceeds contributed by Change Healthcare Inc. from the common stock offering and the offering of Tangible Equity Units to repay of a portion of the Joint Venture's debt facility.

The unaudited pro forma condensed statement of operations of Change Healthcare LLC for the year ended March 31, 2019 gives effect to the following:

- The effect on interest expense as if the repayment of a portion of the Joint Venture's debt facility had occurred on April 1, 2018; and

- Interest expense associated with the amortizing note portion of the mirror interests issued by the Joint Venture to Change Healthcare Inc. as if such debt had been incurred on April 1, 2018.

The unaudited pro forma financial information has been prepared by our management and is based on the historical financial statements of Change Healthcare Inc. and the Joint Venture and the assumptions and adjustments described herein and in the notes to the unaudited pro forma financial information. The presentation of the unaudited pro forma financial information is prepared in conformity with Article 11 of Regulation S-X.

The historical financial information of Change Healthcare Inc. and Change Healthcare LLC have each been derived from the Change Healthcare Inc. and Change Healthcare LLC audited financial statements and accompanying notes included elsewhere in this prospectus.

The pro forma adjustments are based on available information and certain assumptions that we believe are reasonable. The actual adjustments will be made as of the closing date of the common stock offering and may differ from those reflected in the unaudited pro forma condensed financial information presented below. Such differences may be material. The unaudited pro forma condensed financial information is for illustrative purposes only and does not purport to represent what the results of operations or financial position would actually be if the relevant transactions had occurred at on the dates indicated, nor does such data purport to project the results of operations for any future period or as of any future date.

The information in the following tables should be read in conjunction with "Use of Proceeds," "Capitalization," Selected Historical Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the historical consolidated financial statements and related notes of Change Healthcare LLC and historical financial statements and related notes of Change Healthcare Inc. included elsewhere in this prospectus.

CHANGE HEALTHCARE INC.
UNAUDITED PRO FORMA BALANCE SHEET
AS OF MARCH 31, 2019
(amounts in thousands)

	Historical Change Healthcare Inc.	Pro Forma Adjustments	Notes(1)	Pro Forma Change Healthcare Inc.
Assets				
Current assets:				
		$ 950,000	(a)	
Cash	$ 3,409	(950,000)	(b)	$ 3,409
Due from the Joint Venture	373	—		373
Income tax receivable	1,781	—		1,781
Total current assets	5,563	—		5,563
Dividend receivable	81,624	—		81,264
Investment in amortizing notes	—	41,000	(b)	41,000
Investment in purchase contract	—	200,250	(b)	200,250
Investment in the Joint Venture	1,211,996	708,750	(b)	1,920,746
Total assets	$1,298,823	$ 950,000		$2,248,823
Liabilities and equity				
Current liabilities:				
Accrued expenses	$ 176	$ —		$ 176
Due to the Joint Venture	6,167	—		6,167
Current maturities of long-term debt	—	13,667	(a)	13,667
Total current liabilities	6,343	13,667		20,010
Long-term debt	—	27,333	(a)	27,333
Deferred income tax liabilities	159,993	—		159,993
Commitments and contingencies				
Equity:				
		43	(a)	
Common stock	1	74	(c)	118
Class X common stock	—	—		—
		(74)	(c)	
Additional paid in capital	1,153,583	908,957	(a)	2,062,466
Accumulated other comprehensive income (loss)	(3,256)	—		(3,256)
Retained earnings (deficit)	(17,841)	—		(17,841)
Total stockholders' equity	1,132,487	909,000		2,041,487
Total liabilities and stockholders' equity	$1,298,823	$ 950,000		$2,248,823

CHANGE HEALTHCARE LLC
UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS OF MARCH 31, 2019
(amounts in thousands)

	Historical Change Healthcare LLC	Pro Forma Adjustments	Notes(2)	Pro Forma Change Healthcare LLC
Assets				
Current assets:				
		$ 950,000	(a)	
		(950,000)	(c)	
Cash and cash equivalents	$ 47,718	(6,561)	(f)	$ 41,157
Restricted cash	1,176	—		1,176
Accounts receivable, net of allowance for doubtful accounts	759,502	—		759,502
Prepaid expenses and other current assets	172,067	—		172,067
Total current assets	980,463	(6,561)		973,902
Property and equipment, net	197,263	—		197,263
Goodwill	3,284,266	—		3,284,266
Intangible assets, net	1,320,161	—		1,320,161
Other noncurrent assets, net	421,985	(3,439)	(d)	418,546
Total assets	$6,204,138	$ (10,000)		$6,194,138
Liabilities and members' deficit				
Current liabilities:				
Drafts and accounts payable	$ 98,550	$ —		$ 98,550
Accrued expenses	316,179	10,320	(e)	326,499
Deferred revenues	437,636	—		437,636
Due to related party, net	34,629	—		34,629
Current portion of long-term debt	2,789	13,667	(b)	16,456
Total current liabilities	889,783	23,987		913,770
		27,333	(b)	
Long-term debt excluding current portion	5,787,150	(950,000)	(c)	4,864,483
Deferred income tax liabilities	106,099	—		106,099
Tax receivable agreement obligations due to related parties	212,698	—		212,698
Other long-term liabilities	113,194	—		113,194
Commitments and contingencies				
Equity:				
		909,000	(a)	
		(3,439)	(d)	
		(10,320)	(e)	
Members' deficit	(904,786)	(6,561)	(f)	(16,106)
Total liabilities and members' deficit	$6,204,138	$ (10,000)		$6,194,138

CHANGE HEALTHCARE INC.
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED MARCH 31, 2019
(amounts in thousands, except per share amounts)

	Historical Change Healthcare Inc.	Pro Forma Adjustments	Notes(3)	Pro Forma Change Healthcare Inc.
Total revenue	$ —	$ —		$ —
Operating expenses:				
General and administrative	1,159	—		1,159
Total operating expenses	1,159	—		1,159
Operating income (loss)	(1,159)	—		(1,159)
Non-operating (income) expense		13,018	(a)	
Loss from Equity Method Investment in the Joint Venture	70,487	(40,994)	(b)	42,512
Interest income	—	(2,050)	(c)	(2,050)
Interest expense	—	2,050	(d)	2,050
(Gain) Loss on Sale of Interests in Change Healthcare LLC	(661)	—		(661)
Management fee income	(378)	—		(378)
Income (loss) before income tax provision (benefit)	(70,607)	27,975		(42,632)
Income tax provision (benefit)	(18,595)	7,108	(e)	(11,487)
Net income (loss)	$ (52,012)	$ 20,867		$ (31,145)
Net income (loss) per share:				
Basic	$ (87.06)		(f)	(0.24)
Diluted	$ (87.06)		(f)	(0.24)
Weighted average common shares and equivalents:				
Basic	597,414		(f)	130,032,247
Diluted	597,414		(f)	130,032,247

CHANGE HEALTHCARE LLC
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE FISCAL YEAR ENDED MARCH 31, 2019
(amounts in thousands)

	Historical Change Healthcare LLC	Pro Forma Adjustments	Notes(4)	Pro Forma Consolidated
Revenue				
Solutions revenue	$3,043,111	$ —		$3,043,111
Postage revenue	238,618	—		238,618
Total revenue	3,281,729	—		3,281,729
Operating expenses:				
Cost of operations (exclusive of depreciation and amortization below)	1,354,655	—		1,354,655
Research and development	202,241	—		202,241
Sales, marketing, general and administrative	821,082	(10,488)	(a)	810,594
Customer postage	238,618	—		238,618
Depreciation and amortization	278,020	—		278,020
Accretion and changes in estimate with related parties, net	19,329	—		19,329
Gain on Sale of the Extended Care Business	(111,435)	—		(111,435)
Impairment of long-lived assets and other exit related costs	675	—		675
Total operating expenses	2,803,185	(10,488)		2,792,697
Operating income (loss)	478,544	10,488		489,032
		(57,659)	(b)	
Interest expense, net	325,431	2,050	(c)	269,822
Contingent consideration	(809)	—		(809)
Other, net	(18,267)	—		(18,267)
Income (loss) before income tax provision (benefit)	172,189	66,097		238,286
Income tax provision (benefit)	(4,481)	8,915	(d)	4,434
Net income (loss)	$ 176,670	$ 57,182		$ 233,852

NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS
(In thousands)

Pro Forma Adjustments

(1) Reflects offering adjustments as follows:

a. Reflects the receipt of the net proceeds of the common stock offering and the offering of Tangible Equity Units as follows:

	Tangible Equity Units	Common Stock	Total
Assumed Gross Proceeds	$250,000	$750,000	$1,000,000
Estimated fees and expenses	(8,750)	(41,250)	(50,000)
Net Proceeds	$241,250	$708,750	$ 950,000
Current maturities of long-term debt	13,667	—	13,667
Long-term debt	27,333	—	27,333
Par Value ($.001 per share)	—	43	43
Additional Paid in Capital	200,250	708,707	908,957
Total	$241,250	$708,750	$ 950,000

Amounts in the table above are based on an assumed initial public offering price of $17.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses, for the common stock, and a stated value of $50.00 per Tangible Equity Unit, for the Tangible Equity Units. In the event the underwriters were to exercise in full their option to purchase an additional 6,428,571 shares and 750,000 Tangible Equity Units, respectively, the Company would expect to receive $144 million of additional proceeds, net of underwriting discounts and commissions and estimated offering expenses.

Net proceed amounts are allocable to the common stock, additional paid in capital, current portion of long-term debt and long-term debt. With respect to the common stock, the net proceeds are allocated to common stock based on the $0.001 par value per share with the residual allocable to additional paid in capital.

With respect to the Tangible Equity Units, the net proceeds are allocated based on a method which approximates the respective fair values of each of the amortizing note and purchase contract components. The amortizing note component of the Tangible Equity Units represents the present value of the installment payments due under the amortizing note, calculated with the assumption that the total principal and interest components of the installment payment will equal 6% of the $50.00 stated amount of the Tangible Equity Units per annum. The value assigned to the purchase contract component represents the difference in the stated value of the Tangible Equity Units and the amount assigned to the amortizing note component. A 25-basis point increase in the assumed yield of 6% per annum, would be expected to result in a $1.7 million increase to the amortizing note component and a corresponding decrease to the purchase contract component.

As a result of fees and expenses incurred in connection with the amortizing note component being classified as a reduction of its carrying value, the resulting discount is expected to be accreted to the face amount of the amortizing note component using the interest method.

b. Reflects the contribution of the net proceeds of the common stock offering to the Joint Venture in exchange for a number of newly issued LLC Units of the Joint Venture equal to the number of shares of common stock of Change Healthcare Inc. issued in the common stock offering. Also reflects the investment by Change Healthcare Inc. in the Joint Venture of the net proceeds from the offering of the Tangible Equity Units. We will account for this as an investment in a purchase contract and an investment in an amortizing note. The purchase contract component represents an equity instrument which is subject to periodic remeasurement to its fair value with the changes in the fair value reflected within earnings. The amortizing note component represents an investment in an available for sale security for which the instrument is subject to periodic fair value remeasurement with changes in that value reflected in other comprehensive income.

c.   Reflects an assumed 126.4-for-1 forward stock split to be effected prior to the consummation of the common stock offering.

(2)   Reflects offering adjustments as follows:

a.   Reflects the receipt of the contribution of the net proceeds of the common stock offering and the offering of Tangible Equity Units from Change Healthcare Inc. as follows:

	Tangible Equity Units	Common Stock	Total
Assumed Gross Proceeds	$250,000	$750,000	$1,000,000
Estimated fees and expenses	(8,750)	(41,250)	(50,000)
Net Proceeds	$241,250	$708,750	$ 950,000
Current maturities of long-term debt	13,667	—	13,667
Long-term debt	27,333	—	27,333
Members' Deficit	200,250	708,750	909,000
Total	$241,250	$708,750	$ 950,000

b.   Reflects amortizing debt payable to Change Healthcare Inc. as a result of the investment by Change Healthcare Inc. in the Joint Venture of the net proceeds from the offering of Tangible Equity Units as described in Note 1(b) above.

c.   Reflects the repayment of a portion of the Joint Venture's Term Loan Facility. Such repayments may occur at any time without prepayment penalty.

d.   Reflects the reclassification of previously deferred offering costs that are directly attributable to the Offering Transactions to member's deficit.

e.   Reflects the final management and advisory fees payable to McKesson and our Sponsors under the management services agreement that will terminate upon consummation of the common stock offering. The final management and advisory fee will accrue and be payable with respect to the entire fiscal year in which the termination occurs.

f.   Reflects incremental costs associated with the common stock offering and the offering of the Tangible Equity Units that have been incurred since March 31, 2019 that are assumed to be paid out of cash on hand rather than the net proceeds of the common stock offering and the offering of Tangible Equity Units.

(3)   Reflects offering adjustments as follows:

a.   Reflects the effect on loss from equity method investment in the Joint Venture of Change Healthcare Inc.'s purchase of additional LLC Units. This purchase of additional LLC Units results in an additional difference in the cost of Change Healthcare Inc.'s investment in the Joint Venture and the amount of the underlying equity in the Joint Venture (i.e., "basis difference"). In accordance with GAAP, such basis differences must be accounted for as if the investee were a consolidated subsidiary. As a result, Change Healthcare Inc. will be required to prepare a valuation of the Joint Venture's assets and liabilities as of the purchase date and perform an allocation of the purchase price among the underlying assets and liabilities of the Joint Venture as if Change Healthcare Inc. had gained control of the Joint Venture. The below table presents the pro forma effect on the loss from equity method investment in the Joint Venture of such a hypothetical purchase price allocation, based on a preliminary valuation that is based on an assumed initial public offering price ($17.50 per share, which is the midpoint of the price range set forth on the cover page of this prospectus, after deducting assumed underwriting discounts and commissions and estimated offering expenses), and includes assumptions with respect to projected financial information, discount rates, royalty rates and other estimates and assumptions. While management has reflected its best estimate of the fair value of the underlying assets and liabilities of the Joint Venture, pending consummation of the common stock offering and completion of its final valuation of such assets and liabilities, Change Healthcare Inc. can provide no assurance that the below hypothetical purchase price will not differ materially from the final purchase price allocation.

	Joint Venture's Basis at March 31, 2018(i)	Pro Forma Fair Value	Change in Basis	Pro Forma % Interest Acquired	Pro Forma Change in Basis	Amortization Period (in months)	Pro Forma Basis Amortization Year Ended March 31, 2019
Property and equipment	$ 167,500	$ 193,745	$ 26,245	10.2%	$ 2,675	84	$ 382
Capitalized software(ii)	215,442	0	(215,442)	10.2%	(21,955)	84	(3,136)
Customer relationships	1,381,193	4,090,000	2,708,807	10.2%	276,049	120	27,605
Technology-based intangible assets(ii)	49,638	1,247,000	1,197,362	10.2%	122,021	84	17,432
Tradename	17,078	159,000	141,922	10.2%	14,463	240	723
Deferred revenue	517,959	256,572	(261,387)	10.2%	(26,637)	12	(26,637)
Tax receivable agreement obligations	248,166	201,410	(46,756)	10.2%	(4,765)	180	(318)
Debt	5,918,487	5,035,495	(882,992)	10.2%	(89,984)	N/A	(1,396)
Impact of Change in Ownership of Basis Differences							
Tax Effects of Basis Differences							14,655
Effect of Sale of the Extended Care Business on Pro Forma Basis Differences							(1,637)
Pro Forma Adjustment							$ 13,018

(i) Amounts reflect only assets and liabilities for which Change Healthcare Inc. expects basis differences to result from the Offering Transactions. The amounts, as presented, include both current and long-term portions of the affected assets and liabilities.

(ii) Fair value of capitalized software is reflected in the Technology-based intangible assets caption as such assets are not expected to be subject to separation valuation.

b. In connection with the common stock offering, Change Healthcare Inc. expects to contribute the net proceeds of the common stock offering to the Joint Venture in exchange for additional membership units of the Joint Venture. More specifically, Change Healthcare Inc. intends to use all of the net proceeds from the common stock offering to purchase a number of newly issued LLC Units from the Joint Venture that is equivalent to the number of shares of common stock that Change Healthcare Inc. offers and sells in the common stock offering. As a result, Change Healthcare Inc. will hold 40% of the outstanding LLC Units of the Joint Venture immediately following the common stock offering, based on the 251,469,846 LLC Units of the Joint Venture that are outstanding immediately prior to the common stock offering, of which Change Healthcare Inc. owns 75,474,654 immediately prior to the common stock offering, and giving effect to Change Healthcare Inc. using all of the net proceeds of the common stock offering to purchase 42,857,142 newly issued LLC Units from the Joint Venture. As a result of this expected increase in its ownership interests of the Joint Venture, Change Healthcare Inc. will be required to recognize a greater proportion of the earnings or loss of the Joint Venture within its own statement of operations. The following table calculates the pro forma effect of the change in Change Healthcare Inc.'s expected ownership interest on its equity in earnings of the Joint Venture assuming Change Healthcare Inc. acquires a number of membership units of the Joint Venture equivalent to the number of shares of common stock issued by Change Healthcare Inc. in connection with the common stock offering.

	Year Ended March 31, 2019
Historical Net Income (Loss) of the Joint Venture	$176,670
Pro Forma Net Income (Loss) of the Joint Venture	233,852
Joint Venture Pro Forma Net Income (Loss) Adjustments	$ 57,182
Pro Forma Percentage of Membership Units Held by Change Healthcare Inc.	40.20%
Historical Percentage of Membership Units Held by Change Healthcare Inc.	30.01%
Difference	10.19%
Incremental Income from Equity Method Investment in the Joint Venture attributable to historical net income (loss) of the Joint Venture	$ (18,004)
Incremental Income from Equity Method Investment in the Joint Venture attributable to pro forma adjustments to net income (loss) of the Joint Venture	(22,990)
Pro Forma Adjustment	$ (40,994)

c. Reflects interest income received from the Joint Venture related to the investment in amortizing notes assuming a 5% interest rate.

d. Reflects incremental interest expense associated with the issuance of the amortizing notes assuming a 5% interest rate. A 25-basis point increase or decrease in the assumed interest rate would increase or decrease, as applicable, interest expense by $0.1 million.

e. Reflects an adjustment to income taxes due to the pro forma adjustments referred to in Notes (a) through (d) above assuming a statutory federal tax rate of 21% and a blended state tax rate of 4.4%.

f. The following table sets forth a reconciliation of the numerators and denominators used to compute pro forma basic and diluted net income per share:

	Year Ended March 31, 2019
Basic net income per share:	
Numerator:	
Pro Forma Net income (loss)	$ (31,145)
Denominator:	
Weighted average common shares outstanding	75,513,105
Shares of stock issued in the common stock offering	42,857,142
Pro Forma minimum shares issuable under purchase contracts	11,662,000
Pro Forma shares used in computing basic earnings per share	130,032,247
Basic net income (loss) per share	$ (0.24)
Diluted net income per share:	
Numerator:	
Pro Forma Net income (loss)	$ (31,145)
Denominator:	
Number of shares used in basic computation	130,032,247
Weighted average effect of dilutive securities	
Add:	
Replacement Time-Vesting Options	—
Replacement Restricted Share Units	—
RSUs	—
Purchase contracts	—
Pro Forma shares used in computing diluted earnings per share	130,032,247
Diluted net income (loss) per share	$ (0.24)

Pro forma basic and diluted shares used in computing net income (loss) per share give effect to an assumed 126.4-for-1 forward stock split to be effected prior to the consummation of the common stock offering.

The shares issuable upon settlement of the purchase contracts component of Units are included in the denominator of weighted average shares outstanding to the extent that all contingencies other than passage of time have been satisfied. As a result, basic earnings per share in the above calculations reflects these purchase contracts as outstanding based on the minimum settlement rate. To the extent any additional shares would be issuable in the event the purchase contracts were deemed settled at the above dates based on the stock prices in effect at that time, such shares would be included in the calculation of diluted earnings per share.

(4) Reflects offering adjustments as follows:

a. Reflects an adjustment to reverse historical management and advisory fees paid to McKesson and the Sponsors pursuant to a management services agreement that will terminate upon consummation of the common stock offering. No adjustment has been made to reflect the final management and advisory fee, which will accrue and be payable with respect to the entire fiscal year in which the termination occurs, currently estimated to be $10.3 million, as such amount will not have a continuing impact on the Joint Venture's results of operations following the transactions.

b. Reflects the effect on interest expense of the repayment of a portion of Change Healthcare LLC's Term Loan Facility. Such amount assumes a 5% interest rate.

c.   Reflects incremental interest expense associated with the amortizing debt payable to Change Healthcare Inc. as a result of the investment by Change Healthcare Inc. in the Joint Venture of the net proceeds from the sale of the Units as described in Note 1(b) above. Such amount assumes a 5% interest rate. A 25-basis point increase or decrease in the assumed interest rate would increase or decrease, as applicable, interest expense by $0.1 million.

d.   Reflects an adjustment to income taxes due to the pro forma adjustment referred to in Notes (a) through (c) above. The Joint Venture is treated as a partnership for income tax purposes and is therefore not subject to U.S. federal income taxes and most state and local income taxes. Change Healthcare Performance, Inc. and Change Healthcare Practice Management Solutions, Inc., both wholly-owned subsidiaries of the Joint Venture, are subject to U.S. federal, state and local, and non-U.S. corporate income taxes. To the extent the pro forma adjustments are generated at the partnership, the income tax rate used to determine the tax effect of pro forma adjustments was 0.23%, reflecting the blended tax rate from states that tax the partnership as a corporation. To the extent the pro forma adjustments are generated at a corporate entity other than the partnership, the income tax rate used to determine the tax effect of pro forma adjustments is the statutory U.S. federal tax rate of 21% plus appropriate state taxes of 3.69%.

After considering the mix of pro forma adjustments between the partnership and corporations, an effective tax rate of 13.5% was used.

TANGIBLE EQUITY UNITS OFFERING

Concurrently with this offering, Change Healthcare Inc. is offering, by means of a separate prospectus, 5,000,000   % Tangible Equity Units (and, to the extent that the underwriters sell more than 5,000,000 Units, up to an additional 750,000   % Tangible Equity Units that the underwriters in the concurrent offering have the option to purchase from Change Healthcare Inc., at the initial public offering price thereof less the underwriting discount, within 13 days beginning on, and including, the date of the initial issuance of the Units), which we refer to as Units, each with a stated amount of $50.00.

Each Unit is composed of two parts: (1) a prepaid stock purchase contract issued by us, which we refer to as a purchase contract, and (2) a senior amortizing note issued by us, which we refer to as an amortizing note. Unless settled earlier at the holder's option or at our option (each as described below), each purchase contract will, subject to postponement in certain limited circumstances, automatically settle on June 30, 2022, and Change Healthcare Inc. will deliver a specified number of shares of its common stock per purchase contract based upon applicable settlement rates and the market value of its common stock. Unless settled earlier as described below, each purchase contract that is a component of a Unit will settle automatically on the mandatory settlement date into between   and   shares of our common stock, subject to certain anti-dilution adjustments. The number of shares of common stock issuable upon settlement will be determined based on the average volume weighted average price per share of our common stock over the 20 consecutive trading day period beginning on and including the 21st scheduled trading day immediately preceding the mandatory settlement date in accordance with the purchase contract agreement. Assuming automatic settlement at the rate of shares of common stock per purchase contract assuming the maximum number of shares issuable upon automatic settlement of such purchase contracts and based on an the assumed initial public offering price of $17.50 per share of common stock, which is the midpoint of the price range set forth on the cover page of this prospectus, up to 14,285,500 shares of common stock (or up to 16,428,325 shares if the underwriters in the concurrent offering of the Units exercise in full their option to purchase additional Units) are issuable upon settlement of the purchase contracts that are a component of the Units being offered in the concurrent offering, subject to certain anti-dilution adjustments.

At any time prior to the second scheduled trading day immediately preceding June 30, 2022, holders of the purchase contracts may elect to settle purchase contracts early and we will deliver shares of our common stock at the minimum settlement rate of shares of our common stock per purchase contract, subject to certain anti-dilution adjustments. Upon early settlement at the holder's election, the market value of our common stock on the early settlement date will not effect the early settlement rate and the corresponding amortizing note will remain outstanding. If holders elect to settle any purchase contracts early in connection with a fundamental change, such purchase contracts will be settled at the fundamental change early settlement rate, which may be greater than the minimum settlement rate. Upon early settlement in connection with a fundamental change, the corresponding amortizing note will remain outstanding.

On or after March 30, 2020, we may elect to settle all, but not less than all, outstanding purchase contracts at the maximum settlement rate of shares of our common stock per purchase contract, subject to certain anti-dilution adjustments. Upon early settlement at our election, holders will have the right to require us to repurchase their amortizing notes for cash at a price equal to the principal amount of such amortizing note, plus accrued and unpaid interest, calculated at an annual rate of   %.

The amortizing notes have a specified initial principal amount and a specified interest rate and Change Healthcare Inc. will make specified payments of interest and partial repayments of principal on quarterly installment payment dates.

We estimate that the net proceeds to Change Healthcare Inc. from the sale of Units in the concurrent offering, if completed, will be approximately $241 million (or approximately $277 million if the underwriters in the concurrent offering exercise in full their option to purchase additional Units), in each case after deducting estimated underwriting discounts and commissions. The Joint Venture will bear or reimburse Change Healthcare Inc. for all of the expenses payable by it in the concurrent offering. We estimate these offering expenses (excluding underwriting discounts and commissions), will be approximately $2.5 million. The closing of this offering is not conditioned upon the closing of the concurrent offering, but the closing of the concurrent offering is conditioned upon the closing of this offering, and there can be no assurance that the concurrent offering will be completed on the terms described herein or at all.